British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901 (previously Form 61)

SCHEDULE "B & C"
ISSUER DETAILS				date of report
name of issuer Western Wind Energy Corporation			for Quarter ended April 30, 2004	YY MM DD 2004 06 29
issuer address 632 Foster Avenue
city Coquitlam	province BC	postal code V3J 2L7	issuer fax no. 604 939-1292	issuer telephone no. 604 781-4192
contact name Jeffrey J. Ciachurski		contact position Director		contact telephone no. 604 781-4192
contact email address westernwind@shaw.ca		web site address www.westernwindenergy.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

director's signature "JEFFREY J. CIACHURSKI"	print full name Jeffrey J. Ciachurski			date signed YY MM DD 2004 06 29
director's signature "CLAUS ANDRUP"	print full name Claus Andrup			date signed YY MM DD 2004 06 29

WESTERN WIND ENERGY CORPORATION

Quarterly Report-Quarter Ended April 30, 2004

Schedule "B"

1. Comparative Consolidated Statement of Operations

Three Months Ended Three Months Ended

April 30, 2004 April 30, 2003

Accounting & Audit $ 9,680 $ 6,000

Amortization -Discount on Promissory Note ---- 2,431

Amortization-Deferred Charges 4,755 -----

Amortization-Equipment 2,339 2,795

Automotive 10,491 -----

Corporate Communications Consulting 6,502 -----

Interest Expense on Promissory Note ---- 5,450

Legal 66,037 2,888

Listing and Filing 4,515 6,436

Management Fees 19,500 7,500

Office and Miscellaneous 24,663 22,580

Project Development (Note 13) 215,896 111,048

Promotion 8,732 479

Rent 5,057 -----

Secretarial & Administration 10,582 7,500

Stock-Based Compensation 247,592 25,270

Telephone 10,887 3,984

Travel 19,937 29,204

667,165 233,565

Operating Loss $(667,165) $(233,565)

1.(A) Schedule of Project Development Expenses

Three Months Ended Three Months Ended

April 30, 2004 April 30, 2003

Automotive $ 4,555 $ 3,243

Consulting and Related Expenses 76,401 42,369

Evaluation Report 0 0

Feasibility and Technical Services 41,064 8,498

Project Management 35,185 37,707

Public Relations and Administration 49,390 10,000

Travel 9,301 9,231

$215,896 $111,048

1.(B) Selected Annual Information

January 31, January 31, January 31,

2004 2003 2002

Total Revenues $ Nil $ Nil $ Nil

Income/Loss Before

Discontinued Operations (1,603,509) (1,411,544) (549,274)

Net Income (1,603,509) (1,411,544) (549,274)

Loss per Share-

Basis & Diluted (0.15) (0.22) (0.12)

Total Assets 3,300,913 1,920,509 192,403

Long Term

Financial Liabilities Nil Nil Nil

1.(C) Summary of Quarterly Results

Net Sales/ Income/Loss Before Income (Loss)
Total Discontinued Net Income Per Share Basic
Revenues Operations Loss and Diluted

April 30/04 Nil $(666,670) $(666,670) $(0.05)

January 31/04 Nil (651,191) (651,191) (0.06)

October 31/03 Nil (319,858) (319,858) (0.03)

July 31/03 Nil (398,895) (398,895) (0.03)

April 30/03 Nil (233,565) (233,565) (0.02)

January 31/03 Nil (427,234) (427,234) (0.09)

October 31/02 Nil (208,890) (208,890) (0.02)

July 31/02 Nil (425,676) (425,676) (0.05)

2. Related Party Transactions

During the period, the following expenses were accrued/paid to directors and parties related to directors of the Company:

April 30, 2004 April 30, 2003

Management Fees $ 19,500 $ 7,500

Project Management 44,300 37,707

Secretarial and Administration 7,500 7,500

$ 71,300 $ 52,707

3. Summary of Securities Issued and Options Granted During the Period:

a. Summary of Securities Issued During the Period

Type of Type of

Security Type of Issue Total Number Proceeds Consideration Price

Common Options 55,000 $ 11,000 Cash $0.20

Common Warrants 1,000,000 500,000 Cash $0.50

Common Warrants 294,247 332,499 Cash $1.13

Common Warrants 38,000 49,400 Cash $1.30

Common Private Placement 21,000 57,000 Cash $3.00

(Net of Share Issuance Cost)

b. Summary of Options Granted During the Period

Type of Exercise Expiry

Date of Grant Security Name of Optionee Total Number Price Date

Nil

c. Summary of Marketable Securities Held at the End of the Period

Nil

4. Summary of Securities as at the End of the Reporting Period:

a. Description of the Authorized Capital

Authorized Capital: 100,000,000 common shares without par value

Issued and Outstanding: 13,549,738 common shares

b. Number and Recorded Value for Shares Issued and Outstanding

At April 30, 2004, the Company had 13,549,738 shares outstanding having a paid up value of $0.57 per share ($7,705,895).

c. Description of Options, Warrants and Convertible Securities Outstanding

Type of Number or Exercise or Expiry
Security Amount Conversion Price Date

Stock Options 55,000/ $0.20/ June 5, 2006/
152,500 $0.35 Oct 6, 2004
Stock Options 200,000 $0.80 July 31, 2007
Stock Options 100,000 $0.86 November 4, 2007
Stock Options 500,000 $1.20 February 20, 2007
Stock Options 100,000 $1.05 June 25, 2008
Stock Options 200,000 $2.40 October 31, 2008
Stock Options 400,000 $2.40 October 31, 2008
Stock Options 50,000 $2.55 November 10, 2008
Warrants 165,000 $1.50 (2nd Year) December 23, 2004
Warrants 421,186 $1.30 (1st Year) May 5, 2004
$1.60 (2nd Year) May 5, 2005
Warrants 620,500 $1.30 (1st Year) September 15, 2004
$1.60 (2nd Year) September 15, 2005
Warrants 110,000 $1.30 (1st Year) October 6, 2004

$1.60 (2nd Year) October 6, 2005

Warrants 215,333 $3.50 (1st Year) January 28, 2005

$4.00 (2nd Year) January 28, 2006

Warrants 21,000 $3.50 (1st Year) February 4, 2005

$4.00 (2nd Year) February 5, 2006

d. Total Number of Shares in Escrow or Subject to a Pooling Agreement

750,000 common shares are held in escrow pursuant to an escrow agreement dated April 29, 1999.

400,000 common shares are held in escrow pursuant to an escrow agreement dated Feb. 18, 2002.

1,150,000

5. List of Directors and Officers

Michael Patterson (Chairman and Director); Jeffrey J. Ciachurski (President, CEO and Director); Claus Andrup (Secretary and Director); Robert C. Bryce (Director); and Peter W. Holmes (Director)

SCHEDULE "C"

Management Discussion and Analysis

For the Quarter Ended April 30, 2004

Management Discussion and Analysis

CORPORATE SUMMARY

The Company is a vertical developer of wind energy electrical generation projects (wind parks) in the Southwestern United States and Eastern Canada. The Company is headquartered in Coquitlam, Canada and is listed on the TSX Venture Exchange under the symbol "WND".

Management is considered pioneers in the modern wind energy industry negotiating one of the first ever utility-scale energy sales contracts for wind energy electrical generation with a major California utility in 1980. Management currently privately owns a utility scale wind park in California, operating since 1980. In the early years, management produced their own model of wind turbine generator later moving to independent large-scale wind turbine generators.

Management is experienced in every aspect of the wind energy business including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting, construction, environmental, operations, sales and marketing.

The Company implements its business plan through three (3) wholly owned subsidiaries: Aero Energy LLC ("Aero") for California operations, Verde Resources Corporation ("Verde") for Arizona operations; and Eastern Wind Power Inc. ("EWP") for New Brunswick and Eastern Canada operations.

Operations

California

Aero operates activities in California with the center of development being the world-famous Tehachapi Pass Wind Park. Tehachapi Pass is the largest aggregated wind park in the world with over 4,600 wind turbines generating over 645 megawatts of name-plate capacity producing over 1.3 billion kilowatt hours of energy per year. The Company owns 1,022 acres of debt-free, fee simple property located in the heart of the Tehachapi Pass. The Company's property is zoned for wind energy development and Tehachapi enjoys the most straight forward permitting process in the US wind energy industry.

The Company's property is completely surrounded by over 4,600 wind turbines owned by corporate neighbors such as FPL Energy LLC and EnXco.

In the center of the Company's property are two 40 acre parcels privately owned by management which host eight (8) Mitsubishi Heavy Industries' 500 KW wind turbine generators.

At Tehachapi, the mean-average annual wind speeds and frequency distributions are highly documented producing net operating capacity factors of over 35% with modern wind turbine equipment.

The Tehachapi wind site forms the back-bone of the Company's development sites as California enjoys a robust renewable regulatory environment and Kern County is pro-active in wind-farm development policies.

California currently has a renewable portfolio standard requiring regulated utilities to procure 20% of their total retail electrical sales to come from renewable resources by 2017. State regulatory agencies are requiring that this date be moved forward to 2010. This mandate requires 8,000 MW of new wind generation of which 4,000 new MWs is desired to come from the Tehachapi Pass.

The Company has answered a bid proposal to a Request for Proposal ("RFP") in October of 2003. According to the utility, short-list candidates will be awarded by the end of July, 2004. The Company is confident that it will turn its Tehachapi resource into a significant and successful commercial operation extracting the greatest value for the Company's shareholders.

Since the Company owns the properties clear-title there are no time-lines or schedules that would be detrimental to the Company's efforts in building a wind park. The zoned properties are undeveloped, and there are minimal land taxes payable (less that $20,000 per year). Once developed, Kern County requires a 1% annual tax rate on capital equipment depreciating annually on a straight-line method.

The Company works with its current shareholders and warrant-holders in raising additional funds to acquire additional lands in Tehachapi.

When and if the Company executes a power purchase agreement with a major California utility, the agreement will stipulate a timetable for construction and completion. At that time, the Company will be bound to timelines and schedules to be determined through agreement.

Arizona

The Company operates in Arizona through Verde Resources Corporation. Verde is the first and only company in Arizona to have executed a wind power purchase agreement with a regulated Arizona utility. Based on general industry information the Company is the only verified wind resource owner in the State of Arizona.

The Company owns, by way of clear title, 800 acres of fee simple land. The Company has under lease, over 9,600 acres of fee simple land. The Company has by way of Federal lease application, over 22,000 acres and over 5000 acres of State land applications, bringing the Company's land position to almost 37,400 acres.

Using the Tehachapi Pass as a measuring stick, the Company's management has applied their skill in identifying and developing world-class sites in Arizona. Although different meteorological conditions exist in Arizona compared to Tehachapi, the Company has evaluated, purchased and leased suitable utility-scale wind energy resource sites in the State. Projected capacity factors are in the 24%-32% range.

Two of the Company's properties in Arizona have enough long-term wind data suitable for commercial production. The Company has executed a commercial wind energy power purchase agreement with Arizona Public Service ("APS"). When commercial production begins, the Company will continue to collect and analyze wind data as this is a continual process in the wind energy business.

The agreement between WND and APS calls for APS to purchase from Verde (a wholly owned Arizona subsidiary of Western Wind Energy Corporation), 15 megawatts of wind energy electrical generation. Specific terms call for a fixed energy rate to be paid to Verde for the first 32,193,000-kilowatt hours per year of energy and all the associated "green" credits. Energy production over the above amount will be based upon a formula derived from the Dow Jones Firm Palo Verde On-Off Peak Index. Additional "green" credits may be sold to APS at a mutually agreed upon price.

Verde will retain any and all production tax credits ("PTC") associated with the sale of energy under this transaction pursuant to section 45 of the Internal Revenue Code.

The power purchase rate and PTC will have a minimum annual revenue stream to Verde of US $2.35 million annually. This amount does not include the annual inflation adjustments stipulated in the PPA or the additional energy sales over 32,193,000 kilowatt hours per year.

The Company has begun engineering work on a 400 MW wind project in Northwest Arizona. The Company has invited Arizona utilities to participate in the procurement of energy from this project. An independent resource assessment has been procured from the Company's meteorologist and results will be presented when available.

New Brunswick

The Company operates in New Brunswick through Eastern Wind Power Inc.

On June 18, 2004, Eastern Wind Power announced that they are finalizing the terms of a power purchase agreement ("PPA") for a 20 MW wind farm at Dark Harbour on the western coast of Grand Manan, with new Brunswick Power.

The Company was the successful proponent following a public request for proposal process

The proposed wind farm, to be developed, owned and operated by Eastern Wind, will have 11 turbines, each 78 metres high with three blades 39 metres long.

NB Power Distribution and Customer Service will purchase the output and environmental attributes from the project through a 20-year power purchase agreement. The project would produce zero emission energy that will displace a similar quantity of fossil-fired generation. The wind farm is expected to be generating electricity as early as the fall, 2005.

This is the first phase of NB Power's long-term objective to acquire 100 MW from renewable energy projects by 2010. This approach to energy development, involving the private sector and giving priority to renewable resources, aligns with the new Electricity Act and the Provincial Government's energy policy orientation.

Development

The Company acquires and develops sites based on eight (8) important criteria:

  available physical transmission
  legal access to transmission (interconnection and wheeling)
  commercial wind resource (the average capacity factor of a new wind park in North America is between 25%-40%)
  zoning policy to allow wind park development
  no cultural or environmental impediments
  jurisdictional regulatory support of renewables
  local political support of development
  adequate incentives at the regional or federal level

Capacity factors of wind turbines are important to determining project economics. They are derived from the frequency distribution of a given average annual mean wind speed. The frequency distribution will vary according to specific meteorological conditions that are site specific. A specific wind speed at one location does not generate the same energy at another site. Temperature and density play an important role in determining capacity factors. So does turbine array and layout. So does turbulence. All these factors and more are given to a bankable meteorologist who uses the power curve of an appropriate wind turbine manufacturer and generates a resource assessment. There are only two (2) bankable meteorologists in the US. The Company engages that top individual. He has sited since 1977 over 7,000 turbines (over 3,000 MW) throughout the world.

PRICING

Revenue sources for wind parks in the US come from three (3) sources: energy prices, green credits and the Federal Production Tax Credit ("PTC"). The only fixed rate source is the PTC. It is currently at 1.8 cents per Kw/h and is adjusted for inflation. Prices for Wind Energy vary significantly throughout the country. Each resource site is just as unique in energy potential as is a specific region for energy prices and fuel variety for electrical production. Hawaii, California and the Northeastern US pay the highest energy rates for electrical consumption.

Project Financing

The Company will raise capital through established institutional sources that are familiar with the economics of a wind energy project. There may be combinations of equity or debt depending on terms and conditions at the time of negotiation. It is premature to discuss dilution as the project may have a 100% debt component. The company may also be the general partner of a limited tax partnership. Details of any tax partnership will be provided as available.

Project and Contractual Obligations

Each operating subsidiary is affected by local regulatory legislation concerning environmental, zoning and permitting regulations. The Company is currently in compliance with all applicable laws.

The Company's contract with APS in Arizona requires project completion by March 31, 2006 with an extension to March 31, 2007. The Company is presently applying for interconnection with the local transmission providers. There are no financial penalties in the agreement if the Company does not complete by the deadline.

Each subsidiary and its project areas have various forms of land tenure, some of which require performance obligations listed below:

California

Tehachapi-all land is held fee simple and clear title and therefore, no obligations exist other than land taxes of less than US $20,000 per year.

Arizona

Eastern Arizona Wind Energy Center

The Company owns 360 acres of fee simple and clear title land and no obligations exist other than land taxes of approximately US $1,500 per year.

The Company has an Arizona State Lands Department application for over 5,000 acres. There are currently no obligations regarding this application other than a royalty on production to be negotiated between Verde Resources Ltd. and the Arizona State Lands Department.

Kingman

The Company has fee simple title to 440 acres of land and there is a balance payable of Cdn. $66,595 remaining on a 10-year promissory note. Interest and principal is US $1,000 per month and is paid in quarterly installments.

There is a 30-year lease on 8,300 acres of private land with an advanced annual royalty payment commencing on March, 2005 of US $580,000 per year. The Company may terminate this agreement prior to March, 2005 if the meteorological data concludes a capacity factor of less than 28% or if notice of termination is given prior to September 15, 2004.

There are 22,000 acres of Federal Land Lease applications submitted to the Bureau of Land Management, US Department of the Interior, surrounding the 8,300 acre lease. There are no obligations until the commencement of commercial production in which there is a 3% production royalty payable to the United States government. The application has been accepted. US Federal Regulations require in the event the lease under review is awarded into a commercial lease than the Company is obligated to perform an environmental impact statement ("EIS"). The application fee to the Bureau of Land Management is US$1.00 per acre, per year.

Southeastern Arizona

The Company has a lease for 50 years with an advance royalty payment of US $225,000 already paid. The advanced payment is deductible against future royalty payments.

New Brunswick

The Company has a lease for 30 years with no advance royalty payment but an obligation to commence construction by June, 2005. There are no penalties if the deadline lapses.

Discussion of Operation and Financial Condition

Comparative Consolidated Statement of Operations

General & Administrative (Except Project Development)

Stock-Based Compensation

Stock-based compensation expenses were $247,592 for the three months ended April 30, 2004 as compared to $25,270 for the same period in 2003. The increase is due to the higher number of stock options being vested in the current period versus the same period in 2003. The increase is also attributed to the prospective application of the fair value method of accounting for stock-based compensation in the fiscal year ended January 31, 2004. The new method results in higher stock based compensation when the stock options are granted and over their vesting period.

There were no new options granted during the quarter.

Legal

Legal fees for the quarter under review were $66,0376 compared to $2,888 for the previous period in 2003. The increase of $63,149 was attributable to the drafting and negotiation of a definitive Master Power Purchase Agreement between the Company and Arizona Public Service. Power purchase agreements are very costly and time-intensive for legal counsel and Company's management. During this quarter, the Company became registered with the US Securities and Exchange Commission in which regulatory filings and legal preparation have substantially increased due to additional regulatory compliance in the US.

Travel

Travel expenses for the quarter under review were $19,937 compared to $29,204 in the previous period in 2003. The decrease of $9,267 was due to the negotiation of the Arizona Power Purchase Agreement being done by electronic communication and correspondence.

Office and Miscellaneous

Office expenses for the quarter under review were $24,663 compared to $22,580 during the previous period in 2003. The increase of $2,083 was due to increased administrative work in assisting with the Power Purchase Agreement and Form 20F.

Management Fees

The Company pays a director, Jeffrey Ciachurski, $2,500 per month in directors' fees for administrative duties. Two other directors are modestly remunerated for extra time towards administrative functions.

Management fees for the quarter under review were $19,500 compared with $7,500 for the previous year. The increase of $12,000 was due to management's time related to the Form 20F and the Power Purchase Agreement.

Project Development Expenses

Project development expenses consist of all direct costs (except land acquisition or leases) related to the advancement towards the Company's objective of building, owning and operating utility scale wind parks.

The Company is required to complete its first Arizona project by March 31, 2006 with an extension to March 31, 2007. The Company advances its objectives at a pace that is in line with its fundraising endeavors. The Company works closely with its shareholders and warrant-holders defining budget availability and bases its activities on such funding.

Project development expenses are utilized for land maintenance, meteorological monitoring and analysis, energy studies, energy production pro-forma preparation, interconnection studies, engineering, energy sales and marketing, environmental reviews and project management.

Project Development

Comparison of Project Development Expenses

Automotive

The Company reimburses consultants for automotive mileage costs at regional rates on a competitive basis. The Company reimburses rental car costs and daily insurance costs associated with such rentals.

Automotive expenses for the quarter under review were $4,555 compared to $3,243 for the previous period in 2003. The increase of $1,312 does not materially reflect any change of trend.

Consulting and Related Expenses

The Company pays its consultants at the rate of US $250 per diem plus food and accommodation. Consulting and related expenses for the quarter under review were $76,401 compared to $42,369 during the previous period in 2003. The difference of $34,032 is due to increased demand related to our Arizona Power Purchase Agreement, our New Brunswick Power Proposal and our California Project Proposal.

Feasibility and Technical Services

The Company engages third party meteorological professionals who review and log our wind data on a daily basis. All our wind data is recorded in 10-second intervals and transmitted as 10-minute averages. The data is sent daily via cell line to our Company's data center as well as to our meteorologist. Expenses for the quarter under review were $41,064 compared with $8,498 during the previous period in 2003. The increase of $32,566 in feasibility and technical services was due to increased meteorological resource assessments for Arizona, California and New Brunswick and preliminary engineering in New Brunswick.

Project Management

The Chief Executive Officer (Jeffrey Ciachurski) and the Chairman's (Michael Patterson) consulting fees are recorded as project management. These fees are also booked at US $250 per diem and are for supervision of all project development activities. For the quarter under review, project management totaled $35,185 compared to $37,707 for the previous period in 2003. The decrease of $2,522 was not materially different from the pervious period.

Public Relations and Administration

The Company attends numerous wind energy and green marketing conferences and functions throughout North America. For the quarter under review, $49,390 was billed under public relations and administration. This is an increase of $39,390 compared to the previous period in 2003 of $10,000. The substantial increase was due to the Chicago World Conference being attended in the first quarter of fiscal 2005 and the lobbying efforts in Arizona, prior to the contract award.

Liquidity and Capital Resources

As of the date of this Report, the Company had a net cash and working capital position of $321,000.

The Company's property in Tehachapi are surrounded by properties which are leased to major wind companies for royalty payments that on an equivalent acreage basis, would yield the Company about US $2 million per year. The surrounding properties were purchased by FPL Energy LLC, a subsidiary of Florida Power and Light. The purchase was made from the Enron bankruptcy and as such, the Company, as one of the bidders, has in its possession, the financial information with respect to the operations that surround the Company's property. Included in the financial information are the revenue statements and land royalties currently being paid to third party land owners over twenty (20) year periods.

If there is a dramatic downturn in the equity markets, the Company has the ability to reduce expenses to below US $200,000 per year for all its operations. Such reduction in expenses would entail eliminating the Arizona lease before the March, 2005 payment becomes due and reducing the consulting hours to a minimum. The $200,000 is an approximation but would include land taxes, listing fees, regulatory fees, accounting and reduced legal.

Announcements for the Quarter Under Review-

April 30, 2004

On March 15, 2004 the Company announced that it had been notified by Southern California Edison ("SCE") that its proposal to supply 100 megawatts of wind power had been selected for continuing consideration by SCE. In this regard, SCE is conducting a detailed analysis of the Company's proposal for the purposes of establishing a final ranking based on all cost factors and conducting possible negotiations if so indicated.

Presently, SCE is still in the process of completing its analysis and does not anticipate that its analysis will be completed prior to July 31, 2004.

SCE requested that the Company keep its bid proposal open and binding pursuant to the terms of the SCE Request for Proposal ("RFP").

The Company will keep its shareholders apprised as this development unfolds. The dollar value of the Company's bid proposal is worth US $19 million per year under a 20-year proposed contract.

On March 3, 2004, the Company announced that the registration statement on Form 20-F, originally filed with the United States Securities and Exchange Commission ("SEC") on December 2, 2003, and that became effective as of February 2, 2004, had now been amended as of February 23, 2004. The Company had received notification from the SEC that it does not have any further comments at this time regarding the Form 20-F.

Now that the 20-F has cleared the SEC's comments, the Company is now pursuing a listing or quotation on a market or stock exchange in the United States. The 20-F will enable the Company to develop a presence in the United States capital marketplace and provide enhanced liquidity for the Company's United States shareholders.

Subsequent Events

On May 25, 2004, the Company announced that Mr. Bryan Rowntree of Toronto, Ontario had joined the Company as chairman of its newly formed Advisory Board.

Mr. Rowntree is president of Rowntree Automotive Ltd., a major player in the Canadian automotive market for the past 50 years. Mr. Rowntree brings to the Company, extensive experience and leadership in equipment financing, project development, human resource management and successful product branding and marketing.

Mr. Rowntree is currently a director of the Automotive Hall of Fame, Detroit, Michigan; current director and past chairman of the Canadian Automotive Institute; past chairman of the Toronto Automotive Dealers Association and past chairman of the Canadian International Auto Show.

Western Wind's advisory board is being formed to take advantage of certain individuals' specific expertise and knowledge on a more informal basis, rather than as an appointment to the Board of Directors. The advisory board will meet in person and by teleconference as many times as is necessary and is expected to provide input to the executive and board of directors on key strategic issues.

On May 12, 2004, the Company announced the formal launch of the 400-megawatt ("MW") Kingman Project located 42 line miles southeast of the Hoover Dam in Arizona.

The Company had commenced formal engineering, feasibility and environmental assessment of the Kingman Project and made a formal presentation to the Phoenix office of the Western Area Power Administration ("WAPA") on June 2, 2004.

The project proponent is Mr. Steve Mendoza P.E., Executive Vice-President and Chief Engineer of Western Wind Energy Corporation. Mr. Mendoza has been an early advocate of wind energy working together with hydro generation, with the latter serving to firm up wind energies "as available" nature.

The Company's Kingman Project consists of 22,000+ acres of Federal land applications, 8,300 acres of long term (30 years) private land leases and 440 acres of fee simple land owned by the Company. The Company has further applied for 400 MW of interconnection and wheeling with WAPA.

Considering the chronic water shortages facing the Colorado River system and the associated decline in power generation, the Company's 400 MW Kingman Project offers a valuable and much needed energy resource supplement to the region's renewable energy needs. There are five (5) transmission lines that pass through the Company's properties and these pathways will allow the Company to market its valued renewable energy to the Arizona, Nevada and California markets.

The Company's Kingman Project will be built in stages and will be financed through tax partnerships. These partnerships allow capital funding for the Project's engineering, equipment, procurement and construction; provide a steady income stream to Western Wind Energy while preventing unnecessary dilution to the Company's existing shareholders.

On May 5, 2004, further to the Company's news release of February 25, 2004, the Company announced the formal execution of a definitive, formal and binding Master Power Purchase Agreement ("PPA") with Arizona Public Service Company ("APS").

The terms of the Agreement call for APS to purchase from Verde Resources Corporation ("VRC") (a wholly owned Arizona subsidiary of Western Wind Energy Corporation), 15 megawatts of wind energy electrical generation. Specific terms call for a fixed energy rate to be paid to VRC for up to 32,193,000-kilowatt hours per year of energy and all the associated "green" credits. Energy production over the above amount will be based upon a formula derived from the Dow Jones Firm Palo Verde On-Off Peak Index. Additional "green" credits may be sold to APS at a mutually agreed upon price.

VRC will retain any and all production tax credits ("PTC") associated with the sale of energy under this transaction pursuant to section 45 of the Internal Revenue Code.

The power purchase rate and PTC will have a minimum annual revenue stream to VRC of US $2.35 million annually. This amount does not include the annual inflation adjustments stipulated in the PPA or the additional energy over 32,193,000 kilowatt hours per year.

The Company has been approached by numerous institutional tax investors willing to participate in the financing of this US $15 million capital project. The Company is also involved with several world-class turbine manufacturers and has been offered the opportunity to showcase state-of-the-art wind turbines in the plus 2-megawatt capacity size range.

The Company has no contingent liabilities, nor is it in default of any debt.

A former employee of Eastern Wind Power is suing the subsidiary for the right to exercise 50,000 options $0.80. The Company has filed a Statement of Defence and Counterclaim.

As at the date of this Report, the Company was in good standing under all corporate and securities laws by which it is governed.